

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Adam Kriger
Chief Executive Officer and Chief Financial Officer
ACON S2 Acquisition Corp.
1133 Connecticut Avenue NW, Ste. 700
Washington, DC 20036

>   **Re: ACON S2 Acquisition Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Filed July 31, 2020**
>   **File No. 377-03361**

Dear Mr. Kriger:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Notes to the Financial Statements
Note 8 Subsequent Events , page F-17

1.   Please revise to provide the missing date in your Subsequent Events footnote. Refer to ASC 855-10-25-1A.

Adam Kriger
ACON S2 Acquisition Corp.
August 24, 2020
Page 2

You may contact Andi Carpenter at 202-551-3645 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing